UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number 1-15096

Merck Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐.

News Release

June 4, 2007

Closing of the existing share repurchase program of
Up to CHF 750 million by June 1, 2007

Geneva, Switzerland, June 4, 2007 - Merck Serono S.A. (virt-x: SEO) announced today that under the completed share-repurchase program, which ran from June 2, 2004 to June 1, 2007, it repurchased a total of 962,435 bearer shares with a nominal value of CHF 25 each.

The bearer shares were repurchased via a second trading line (virt-x: SEOE) after deduction of the Swiss federal withholding tax. In accordance with the decision made at the Annual General Meeting of April 26, 2005, all these bearer shares have been cancelled.

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Forward-looking statements

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Merck Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Merck Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on February 28, 2006. These factors include any failure or delay in Merck Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of any government investigations and litigation. Merck Serono is providing this information as of the date of this press release, and has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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About Merck Serono S.A.

Merck Serono S.A. is a global biotechnology leader, with sales in over 90 countries. The Company is the world leader in reproductive health, with Gonal-f®, Luveris® and Ovidrel®/Ovitrelle®. It has strong market positions in neurology, with Rebif®, as well as in metabolism and growth, with Saizen®, Serostim® and Zorbtive™. The Company has recently entered the psoriasis area with Raptiva®. Merck Serono’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases.

Bearer shares of Merck Serono S.A., the holding company, are traded on the virt-x (SEO).

About Merck

Merck is a global pharmaceutical and chemical company with sales of EUR 6.3 billion in 2006, a history that began in 1668, and a future shaped by 35,091 employees in 62 countries. Its success is characterized by innovations from entrepreneurial employees. Merck’s operating activities come under the umbrella of Merck KGaA, in which the Merck family holds an approximately 70% interest and free shareholders own the remaining approximately 30%. In 1917 the U.S. subsidiary Merck & Co. was expropriated and has been an independent company ever since.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERCK SERONO S.A.,
a Swiss corporation
(Registrant)

Date:	June 4, 2007	By:	/s/ Francois Naef
Name: Francois Naef
Title: Chief Administrative Officer